UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-38423

SUNLANDS TECHNOLOGY GROUP

(Exact Name of Registrant as Specified in Its Charter)

Building 6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District
Beijing, 100012, the People’s Republic of China
+86-10-52413738

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunlands Technology Group

Date:	August 20, 2026	By:	/s/ Tongbo Liu
			Name:	Tongbo Liu
			Title:	Chief Executive Officer